Exhibit 99.1

Ebang International Holdings Inc. Reports Unaudited Financial Results for The First Six Months of Fiscal Year 2021

Hangzhou, China, October 1, 2021 – Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a global application-specific integrated circuit (“ASIC”) chip design company and a manufacturer of high-performance Bitcoin mining machines, today announced its unaudited financial results for the first six months of fiscal year 2021.

Operational and Financial Highlights for the First Six Months of Fiscal Year 2021

Total computing power sold in the first six months of 2021 was 0.80 million Thash/s, representing a period-over-period increase of 220.00% from 0.25 million Thash/s in the same period of 2020.

Total net revenues in the first six months of 2021 were US$18.30 million, representing a 65.69% period-over-period increase from US$11.04 million in the same period of 2020.

Gross profit in the first six months of 2021 was US$5.64 million compared to the gross loss of US$0.97 million in the same period of 2020.

Net loss in the first six months of 2021 was US$4.26 million compared to US$6.96 million in the same period of 2020.

Mr. Dong Hu, Chairman and Chief Executive Officer of the Company, commented, “Over the past few years, the Company has been focusing on the research and development and sales of Bitcoin mining machines. However, this business is susceptible to the impact of macro and micro environments such as global political and regulatory attitude toward cryptocurrency in general, economic competitions, chip production capacity and supply, and Bitcoin price fluctuations. To achieve long-term stable growth, the company plans to vigorously develop financial technology (FinTech) business, while steadily carry out research and development as well as sales business of mining machines of Bitcoin and other cryptocurrencies such as Litecoin and Dogecoin. The Company plans to gradually launch software-as-a-service (SaaS) businesses on some of its platforms, aiming to provide a full set of FinTech solutions to industry players who lack technical support and security. The Company has gradually increased the initial investment in this business, including but not limited to talent recruitment, equipment purchase, software development, and customer acquisition, which business we expect to bring continuous and stable revenue to the Company. The mining farm business includes the Company’s original mining machine hosting business and the newly derived self-mining business. Up to now, the Company has completed the establishment of the business team and started the preparatory work for the construction of North American and European mining farms in June 2021. The self-mining business can well offset the negative impact of the plummeting Bitcoin price on the sales of mining machines, thereby further ensuring the Company's long-term stable and healthy development.”

Unaudited Financial Results for the First Six Months of Fiscal Year 2021

Total net revenues in the first six months of 2021 were US$18.30 million, representing a 65.69% period-over-period increase from US$11.04 million in the same period of 2020. The period-over-period increase in total net revenues were mainly due to the increase of Bitcoin price in the first six months of 2021, which increase the expected returns on Bitcoin related activities such as mining, and in turn resulted in a much higher demand on our Bitcoin mining machines.

Cost of revenues in the first six months of 2021 was US$12.66 million compared to US$12.01 million in the same period of 2020. The cost of revenues remained stable mainly due to the combined impact of the increase in the Company’s sales and the lower inventory cost related to the utilization of the impaired inventories in our production.

Gross profit in the first six months of 2021 was US$5.64 million compared to the gross loss of US$0.97 million in the same period of 2020.

Total operating expenses in the first six months of 2021 were US$10.58 million compared to US$7.71 million in the same period of 2020.

●	Selling expenses in the first six months of 2021 maintain stable with the amount of US$0.59 million compared to US$0.45 million in the same period of 2020.

●	General and administrative expenses in the first six months of 2021 were US$9.99 million compared to US$7.26 million in the same period of 2020. The period-over-period increase in general and administrative expenses was mainly caused by an increase in amortization of intangible asset for the exclusive Authorization of Patent Technology (AsicBoost) in Korea.

Loss from operations in the first six months of 2021 was US$4.95 million compared to US$8.68 million in the same period of 2020.

Other income in the first six months of 2021 was US$0.17 million compared to US$0.02 million in the same period of 2020. The period-over-period increase in other income was mainly caused by the increase in investment income from short term investment in the six months ended June 30, 2021.

Government grants in the first six months of 2021 were US$0.02 million compared to US$2.54 million in the same period of 2020. The period-over-period decrease in government grants was mainly caused by the decrease of tax rewards from the Chinese government.

Other expense in the first six months of 2021 was US$1.15 million compared to US$0.02 million in the same period of 2020. The period-over-period increase in other expense was mainly caused by the loss on fair value changes from short term investment in the six months ended June 30, 2021.

Net loss in the first six months of 2021 was US$4.26 million compared to US$6.96 million in the same period of 2020.

Net loss attributable to Ebang International Holdings Inc. in the first six months of 2021 was US$3.58 million compared to US$6.21 million in the same period of 2020.

Basic and diluted net loss per shares in the first six months of 2021 were both US$0.02 compared to US$0.06 in the same period of 2020.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a global bitcoin mining machine producer with steady access to wafer foundry capacity. With its licensed and registered entities in various jurisdictions, the Company intends to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.cn/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Certain statements contained herein are “forward-looking” statements within the meaning of the applicable securities laws and regulations. Generally, these statements can be identified by the use of words such as “aim,” “anticipate,” “believe,” “commit,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “remain,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

EBANG INTERNATIONAL HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	June 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$278,195,874	$13,669,439
Restricted cash, current	110,463	406,857
Investments	6,882,081	40,835,000
Accounts receivable, net	6,996,013	7,205,113
Notes receivable	-	765,967
Advances to suppliers	3,114,174	221,186
Inventories, net	5,844,991	3,845,091
Prepayments	636,103	522,808
Due from related party	4,648	-
Other current assets, net	804,943	1,128,599
Total current assets	302,589,290	68,600,060

Non-current assets:
Restricted cash, non-current	-	47,455
Operating lease right-of-use assets	606,695	898,335
Operating lease right-of-use assets - related parties	1,466,805	17,701
Property, plant and equipment, net	33,414,525	29,123,243
Intangible assets, net	22,410,188	23,077,435
VAT recoverables	28,440,372	21,897,063
Deferred tax assets	70,170	-
Other assets	545,012	538,934
Total non-current assets	86,953,767	75,600,166

Total assets	$389,543,057	$144,200,226

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$2,343,819	$2,762,187
Notes payable	2,740,621	1,087,673
Loans due within one year, less unamortized debt issuance costs	-	765,967
Income taxes payable	562,452	556,137
Advances from customers	10,114,303	832,842
Accrued liabilities and other payables	12,053,301	21,921,614
Operating lease liabilities, current	743,368	659,807
Operating lease liabilities - related parties, current	589,450	17,701
Due to related party	-	5,652,833
Total current liabilities	29,147,314	34,256,761

Non-current liabilities:
Operating lease liabilities, non-current	7,065	118,827
Operating lease liabilities, related parties, non-current	608,107	-
Deferred tax liabilities	-	872

Total non-current liabilities	615,172	119,699

Total liabilities	29,762,486	34,376,460

Equity:
Class A ordinary share, HKD0.001 par value, 333,374,217 shares authorized, 139,209,554 and 89,909,554 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	17,848	11,411
Class B ordinary share, HKD0.001 par value, 46,625,783 shares authorized, 46,625,783 and 46,625,783 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	5,978	5,978
Additional paid-in capital	393,010,189	138,288,921
Accumulated deficit	(42,218,740)	(38,581,419)
Statutory reserves	11,106,522	11,049,847
Accumulated other comprehensive loss	(8,256,547)	(7,648,332)
Total Ebang International Holdings Inc. shareholders’ equity	353,665,250	103,126,406

Non-controlling interest	6,115,321	6,697,360

Total equity	359,780,571	109,823,766

Total liabilities and equity	$389,543,057	$144,200,226

EBANG INTERNATIONAL HOLDINGS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS

(Stated in US dollars)

	For the six months ended June 30, 2021	For the six months ended June 30, 2020

Product revenue	$15,310,854	$4,954,499
Service revenue	2,984,707	6,087,856
Total revenues	18,295,561	11,042,355
Cost of revenues	12,657,744	12,009,303
Gross profit (loss)	5,637,817	(966,948)

Operating expenses:
Selling expenses	594,027	452,608
General and administrative expenses	9,989,018	7,257,855
Total operating expenses	10,583,045	7,710,463

Loss from operations	(4,945,228)	(8,677,411)

Other income (expenses):
Interest income	119,772	12,714
Interest expenses	(4,369)	(579,486)
Other income	167,382	16,080
Exchange gain	1,469,620	474,488
Government grants	21,678	2,541,708
Other expenses	(1,154,704)	(16,436)
Total other income	619,379	2,449,068

Loss before income taxes benefit (provision)	(4,325,849)	(6,228,343)

Income taxes benefit (provision)	69,964	(735,048)

Net loss	(4,255,885)	(6,963,391)
Less: net income attributable to non-controlling interest	(675,239)	(751,104)
Net loss attributable to Ebang International Holdings Inc.	$(3,580,646)	$(6,212,287)

Comprehensive loss
Net loss	$(4,255,885)	$(6,963,391)
Other comprehensive loss:
Foreign currency translation adjustment	(515,015)	(1,189,594)

Total comprehensive loss	(4,770,900)	(8,152,985)
Less: comprehensive loss attributable to non-controlling interest	(582,039)	(876,484)
Comprehensive loss attributable to Ebang International Holdings Inc.	$(4,188,861)	$(7,276,501)

Net loss per ordinary share attributable to Ebang International Holdings Inc.
Basic	$(0.02)	$(0.06)
Diluted	$(0.02)	$(0.06)

Weighted average ordinary shares outstanding
Basic	169,460,752	111,876,848
Diluted	169,460,752	111,876,848